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TSX: SLX

SILVERMEX RESOURCES DELIVERS PRODUCTION GROWTH IN FOURTH QUARTER 2011

Vancouver, BC, Canada – February 15, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reports fourth quarter production results from its La Guitarra mine, located in the Temascaltepec mining district in the State of Mexico. Silver production increased from the previous quarter to 134,106 ounces and gold production to 1,010 ounces.

Fourth Quarter Highlights:

  Silver production up 94% from Q4 2010.
  Gold production up 101% from Q4 2010.
  The mine processed 23,810 tonnes of ore averaging 331 tonnes per day (“tpd”), above the average daily rate of 320 tpd.
  Recoveries to concentrate averaged 89% in silver and 78.4% in gold.

As a result of the extensive revitalization programs completed throughout 2011, production rates increased steadily, exceeding internal targets and surpassing historic rates in the fourth quarter of the year. Of note, the month of November saw total tonnes of ore processed exceed historic records dating back to the year 2000, when the La Guitarra mine was operated by Luismin S.A. de C.V.

Head grades and metallurgical recoveries were lower in the fourth quarter due to milling of lower grade ore from development in the northwest zone and from milling of low grade material from surface mining in years past. The space occupied by the low grade material was needed for expansion of surface facilities and therefore processed during the quarter.

Duane Nelson, CEO of Silvermex commented, “We are very pleased with the progress we have made in 2011. We continue to advance the La Guitarra mine on schedule and on budget. The mill performed above its designed capacity exceeding our expectations. We are also very pleased with the performance of the mine and mill staff throughout the year. Our current development programs are now advancing in ore, increasing our reserve base and life of mine for 2012 and beyond.”

Capital cost information for the quarter will be provided in conjunction with the year-end financial results to be released in late March. Silvermex is currently working on finalizing development and exploration plans for 2012. These will be announced in the coming weeks along with exploration results from La Guitarra and production guidance for the year.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.